Exhibit 99.19

News Release

NORBORD INC. ANNOUNCES ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (May 12, 2015) – Norbord Inc. (TSX: NBD) announced results from its 2015 annual meeting of shareholders held earlier today. All of the eight nominees listed in the Corporation’s Management Proxy Circular dated April 6, 2015 proposed by management for election to the Board of Directors at the annual meeting of shareholders were acclaimed. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	62,068,699	92.34	5,146,766	7.66
Pierre Dupuis	66,216,324	98.51	999,141	1.49
Paul E. Gagné	66,234,747	98.54	980,718	1.46
J. Peter Gordon	62,331,438	92.73	4,884,027	7.27
Paul A. Houston	66,023,013	98.23	1,192,452	1.77
J. Barrie Shineton	62,274,012	92.65	4,941,453	7.35
Denis A. Turcotte	66,207,565	98.50	1,007,900	1.50
Peter C. Wijnbergen	62,670,171	93.24	4,545,294	6.76

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

1